UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 1-15863

(Check one)
                  [ X ] Form 10-K and Form 10-KSB [ ] Form 11-K
         [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

             For period ended:               December 31, 2004
                                -------------------------------------------


   [ ] Transition Report on Form 10-K and Form 10-KSB

   [ ] Transition Report on Form 20-F

   [ ] Transition Report on Form 11-K

   [ ] Transition Report on Form 10-Q and Form 10-QSB

   [ ] Transition Report on Form N-SAR

             For the transition period ended:  _________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

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                                     PART I
                             REGISTRANT INFORMATION
================================================================================

Full Name of Registrant:                      IA Global, Inc.

Former Name if Applicable:                    N/A

Address of principal executive                533 Airport Boulevard, Suite 400
office (Street and Number):                   Burlingame, CA 94010

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                                     PART II
                             RULE 12B-25(B) AND (C)
================================================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

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                                    PART III
                                    NARRATIVE
================================================================================

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 was delayed due to recent developments concerning the transaction with Nanocat Technologies PTE Limited ("Nanocat"). At this time, it is unclear to the company the effect these developments will have on the accounting treatment of the assets of our subsidiary, IA Global Acquisition Co., which are currently treated as held for sale and are the subject of the Nanocat transaction.

         As a result of the foregoing, our Annual Report on Form 10-K for the year ended December 31, 2004 will be filed on or before April 15, 2005, which is within the extension period provided under Rule 12b-25.

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

================================================================================
                                     PART IV
                                OTHER INFORMATION
================================================================================

(1) Name and telephone number of person to contact in regard to this notification.

                                Name: Mark Scott

                 Area code and telephone number: (650) 685-2402

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

                                           [ X ] Yes   [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [   ]  Yes  [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

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

                                 IA Global, Inc.
                  (Name Of Registrant As Specified In Charter)

have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

                                        Date:  April 1, 2005

                                        By: /s/ Alan Margerison
                                            ----------------------------------
                                            Alan Margerison
                                            President and
                                            Chief Executive Officer

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